(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 0-10238

CUSIP NUMBER: 902951102

For Period Ended: December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

U.S. Energy Systems, Inc.
Full Name of Registrant

Former Name if Applicable

750 Lexington Avenue, 15th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10022
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant is unable to file its Form 10-K for the year ended December 31, 2006 within the time period prescribed for such report without unreasonable effort or expense due primarily to a material acquisition previously reported in a Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 11, 2006. The complexity of the accounting treatment of this acquisition, specifically pertaining to the application of FAS141 and the allocation of the purchase price for the acquisition, has resulted in a delay in the completion of the financial statements and the subsequent review of the financial statements by the registrant’s independent registered public accounting firm.

The registrant intends to file its Annual Report on Form 10-K as soon as possible, and in any event no later than fifteen calendar days following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Richard J. Augustine	(212)	588-8901
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Annex A attached hereto.

U.S. Energy Systems, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 3, 2007	By:	/s/ Richard J. Augustine
Richard J. Augustine

Annex A

The registrant’s results of operations for the fiscal year ended December 31, 2006 will reflect, among other things, the following:

•

The acquisition and financing of certain energy assets in the United Kingdom through certain subsidiaries. The results of operations for the year ended December 31, 2006 will include a new segment, UK Operations. The results for fiscal year ended December 30, 2005 do not include any results of operations for the UK Operations.

•

As reported in the registrant’s Form 8-K dated November 28, 2006, U.S. Energy Biogas Corp., a subsidiary of registrant (“USEB”), and certain of its subsidiaries filed voluntary petitions to commence cases under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York.

The following description is being included solely to address the disclosure requirements of this Form 12b-25 and is not intended as a complete discussion or analysis of results of operations for the periods covered. The registrant intends to file its Annual Report on Form 10-K as soon as possible, and in any event no later than fifteen calendar days following the prescribed due date, and such report will contain a more complete discussion and analysis of the registrant’s results of operations.

At this time, the registrant anticipates reporting a net loss applicable to common stockholders of approximately $30 million compared to a net loss applicable to common stockholders of $10.3 million for the year ended December 31, 2005. The increase in the net loss is primarily due to (i) the write-off of debt issuance costs associated with USEB’s Countryside financing and the settlement agreement between USEB and Countryside, of approximately $9.7 million, (ii) costs associated with the Chapter 11 filing by USEB and certain of its subsidiaries, of approximately $2.2 million and (iii) the loss related to the UK Operations which commenced on August 7, 2006, of approximately $10 million. The registrant and its independent registered public accounting firm are in the process of completing the audit of the Company’s financial statements including the application of the FAS141 as it pertains to the allocation of the purchase price for the UK transaction. The anticipated results of operations reported herein may be adjusted following the completion of audit and the recording of any subsequent changes.

This filing contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Certain important factors may affect the registrant’s actual results and could cause actual results to differ materially from any forward-looking statements made herein, or which are otherwise made by or on behalf of the registrant. Such factors include, but are not limited to, revisions in the initial estimates in the fair market value of the acquired assets, failure to realize the estimated savings or operating results of the acquisition, and other risks associated with acquisitions generally, changes in market conditions, the inability to commence planned projects in a timely manner, the impact of competition, the ability to complete acquisitions, and access to needed financing or refinancing on acceptable terms, as well as other risks detailed from time to time in U.S. Energy’s Securities and Exchange Commission filings, including its Annual Report on Form 10-K for the year ended December 31, 2005 as well as the 10-Q for the period ended September 30, 2006. We do not undertake to update any of the information set forth herein.